UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number       001-32749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fresenius Medical Care North America 401(k) Savings Plan

920 Winter Street

Waltham, MA 02451-1457

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresenius Medical Care AG

Else-Kröner Straße 1

61352 Bad Homburg, v.d. H. Germany

fresenius medical care north america 401(k) savings plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2024 and 2023 and

For the Year Ended December 31, 2024

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fresenius Medical Care North America 401(k) Savings Plan (the "Plan") is subject to the Employer Retirement Income Security Act of 1974 ("ERISA").  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K:

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024	4

Notes to Financial Statements	5-18

SUPPLEMENTAL SCHEDULES*:

Schedule of Assets (Held at End of Year) as of December 31, 2024	19

Schedule of Delinquent Participant Contributions for the year ended December 31, 2024	20

SIGNATURES:

Signatures	21

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exhibit Index	22

Exhibit 23.1 - Consent of WithumSmith+Brown, PC	23

*- Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and the Administrative Committee of

Fresenius Medical Care North America 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024 and Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of Fresenius Medical Care North America 401(k) Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the Fresenius Medical Care North America 401(k) Savings Plan’s auditor since 1999.

Whippany, New Jersey

June 27, 2025

2

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2024 AND 2023

ASSETS:	2024	2023
Investments, at fair value	$3,176,427,504	$2,796,774,900
Stable value investment at contract value	980,609,332	969,588,557
Contributions receivable - employer	81,075,294	77,539,988
Notes receivable from participants	132,219,515	124,546,030
Receivable for securities sold	328,115	105,021
Total assets	4,370,659,760	3,968,554,496

LIABILITIES:
Payable for securities purchased	993,663	843,377
Accrued administrative expenses	647,224	753,330
Total liabilities	1,640,887	1,596,707

NET ASSETS AVAILABLE FOR BENEFITS	$4,369,018,873	$3,966,957,789

See accompanying notes to financial statements.

3

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2024

ADDITIONS:

Participant contributions -
Salary deferrals	$273,027,902
Rollovers	29,046,322
Employer contributions -
Matching	80,711,968
Defined contribution	363,326
Interest income on notes receivable from participants	11,011,710
Dividend and interest income	43,699,611
Net appreciation in value of investments	436,594,451

Total additions	874,455,290

DEDUCTIONS:

Benefits paid to participants	469,774,533
Administrative expenses	2,619,673

Total deductions	472,394,206

NET ADDITIONS	402,061,084

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	3,966,957,789

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$4,369,018,873

See accompanying notes to financial statements.

4

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.            DESCRIPTION OF THE PLAN

Organization - Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (“NMC” and, together with certain entities owned or controlled by, or under common control with NMC, the “Company”) for the benefit of the employees of the Company. NMC is an indirect, wholly owned subsidiary of Fresenius Medical Care AG, a German stock corporation (“Fresenius Medical Care AG”), formerly called Fresenius Medical Care AG & Co. KGaA. The Company is a provider of renal dialysis products and services, and other healthcare products and services.

The administration of the Plan is the responsibility of the Administrative Committee, which is appointed by NMC’s Board of Directors. Fidelity Management Trust Company (“Fidelity”) serves as the trustee and recordkeeper of the Plan.

The following description of the Plan provides only general information. Special provisions may apply for certain participants who joined the Plan pursuant to Company acquisitions. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Company who have fulfilled the eligibility requirements outlined in the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A summary description of the Plan is available from the Plan administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document. Temporary employees become eligible to make elective contributions beginning the first of the month after completing one year of service. One year of eligible service is earned by completing at least 900 hours of service.

Participant Accounts - Each participant’s account is credited or charged with contributions, investment income or loss, and administrative expenses. Investment income or loss, including realized and unrealized gains and losses, and expenses are allocated to participants’ accounts based on each participant’s account balance within each fund. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document. The benefit to which a participant is entitled is equal to the value of the Participant's vested interest in their account.

5

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.            DESCRIPTION OF THE PLAN (continued)

Participant and Company Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis or Roth basis, subject to Internal Revenue Code (“IRC”) limitations. Participating employees age 50 and above may elect to make “catch-up” contributions subject to IRC limitations. The maximum additional “Catch Up” contribution was $7,500 for 2024. Participants may also contribute funds from another qualified plan (“rollover contributions”), subject to certain requirements.

The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed ninety days of service as of the first day of the calendar month and must be an eligible employee on the last day of the Plan year. Company matching contributions are funded on an annual basis.

Company Profit Sharing - The Company may make discretionary profit-sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed ninety days of service for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the Plan. Any discretionary profit-sharing contributions are immediately 100% vested and are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002, entitled to a higher profit-sharing allocation. There was no profit-sharing contribution made to the Plan in 2024.

Forfeitures and Uncashed Account Checks - At December 31, 2024 and 2023, forfeited account balances and uncashed account checks totaled $5,697,165 and $5,497,822, respectively. Forfeitures are used to reduce Company contributions and/or offset administrative expenses in the Plan. In January 2025, the Company used $2,660,421 of the forfeiture account balance to reduce Company matching contributions for 2024 that were funded in 2025. In January 2024, the Company used $2,468,423 of the forfeiture account balance to reduce Company matching contributions in 2023 that were funded in 2024.

Unallocated Assets - The Plan holds assets in a revenue credit account which receives deposits as a result of a revenue sharing agreement with Fidelity Management Trust Company. For the year ended December 31, 2024, deposits to the account totaled $2,657,628, which is included in net appreciation in value of investments on the statement of changes in net assets available for benefits. Funds in the account are used to pay ERISA-qualified expenses and/or allocated to participant accounts. For the year ended December 31, 2024, $2,928,978 was used to pay plan expenses. Unallocated assets were $4,167,887 and $4,305,925 at December 31, 2024 and 2023, respectively.

6

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.            DESCRIPTION OF THE PLAN (continued)

Defined Contribution - The Company may elect to make payments to the Plan referred to as a “defined contribution” for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan (“Pension Plan”) on March 9, 2002, and (iii) the employee had completed ten years of benefit service as of March 9, 2002. Employees eligible to participate will receive a defined contribution allocation for a given plan year only after the completion of 15 years of benefit service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates. Eligible participants are immediately 100% vested in such contributions. The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant’s length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit-sharing component of this Plan. Certain actuarial assumptions related to annual compensation percentage increases, annual investment returns and anticipated profit-sharing funding levels are made in determining the defined contribution funding amounts. The amount of the defined contribution for the year ended December 31, 2024, is presented on the accompanying statement of changes in net assets available for benefits.

Vesting - Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon, Company profit sharing contributions, and defined contributions. Participants become 100% vested in the Company’s contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age. Participants terminated prior to January 1, 2007 vest in the employer matching contributions according to the vesting schedule in effect at the time of termination. Otherwise, a participant’s interest in the Company’s matching contributions and earnings thereon vests according to the following schedule:

Period of Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 years or more	100%

7

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.            DESCRIPTION OF THE PLAN (continued)

Distributions - At termination of employment or the date of disability, the participant is entitled to withdraw his or her vested account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan. Terminated employees with participant account balances greater than $5,000 may elect to defer receiving distributions from the Plan until age 73. In certain instances, prior to termination, participants who suffer hardship may (subject to approval by the Administrative Committee and in compliance with ERISA) request a withdrawal from their account balance. In addition, plan participants are eligible to take in service distributions upon attainment of age 59 ½. In the event of a participant's death, the participant's vested account balance shall be distributed as soon as practicable thereafter to his or her beneficiary.

Plan Termination - Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments - Investments are reported at fair value (except for fully benefit-responsive contracts which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 5 for discussion of fair value measurements.

As required under U.S. GAAP, the Plan’s investment in a stable value separate account with underlying investments in a fully benefit-responsive investment contract is presented in the statements of net assets available for benefits at contract value. The statement of changes in net assets available for benefits with respect to such contract is also presented on a contract value basis. Contract value represents contributions made, plus earnings, less participant withdrawals and is the relative measurement attributable to a fully benefit-responsive investment contract because contract value is the amount participants would ordinarily receive if they were to initiate permitted transactions under the terms of the Plan.

8

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account. Loans must bear a reasonable rate of interest. All loans must be repaid within five years unless the proceeds are used to acquire a principal residence, in which case a longer repayment period is allowed. No more than two loans may be outstanding at any time. No allowance for credit losses has been recorded as of December 31, 2024 and December 31, 2023. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Certain administrative costs of the Plan are paid by the Company. In addition, certain investment-related administrative expenses are reflected as a reduction in net appreciation (depreciation) in value of investments and are not readily determinable.

Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

9

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.            PARTICIPANT INVESTMENT OPTIONS

The following table presents a description of the investment options and the fair value (or contract value as appropriate – see Notes 4 and 5) of the investments of each fund option as of December 31:

	2024	2023
BlackRock Large Cap Blend Index Fund Option - This option invests in the Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 500® Index by investing in stocks that make up the index.	$891,265,424	$755,422,355

BlackRock Mid Cap Index Fund Option - This option invests in the Mid Capitalization Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 400® Index by investing in stocks that make up the index.	162,418,850	156,512,720

BlackRock Small Cap Index Fund Option - This option invests in the Russell 2000® Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Russell 2000® Index by investing in a diversified sample of stocks that make up the index.	143,956,335	141,091,942

BlackRock International Index Fund Option - This option invests in the BlackRock MSCI ACWI EX – U.S. Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI ACWI EX – U.S. Index by investing in stocks that make up the index.	79,648,194	79,584,431

BlackRock U.S. Debt Index Fund Option - This option invests in the U.S. Debt Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index.	49,217,923	51,386,619

BlackRock TIPS Index Fund Option - This option invests in the U.S. Treasury Inflation Protected Securities Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital U.S. TIPS Index by investing in some or all of the bonds that make up the index.	15,186,747	17,214,504

BlackRock Emerging Markets Index Fund Option - This fund invests in the Emerging Markets Index Non-Lendable Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI Emerging Markets Index by investing in stocks that make up the index.	24,974,974	23,704,285

MassMutual Stable Value Separate Account Option - This option is designed to provide a stable rate of return, generated from performance of a Core Bond portfolio, that insulates the fund from daily fluctuations in the bond market. The fixed rate of return resets quarterly.	454,069,974	481,663,282

10

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.            PARTICIPANT INVESTMENT OPTIONS (continued)

Target Date Retirement Funds Option - These options invest in a mix of the above underlying funds and are designed for Plan participants expecting to retire around the year indicated in the fund name. The asset allocation strategy of these options generally become increasingly conservative as the target retirement date approaches. The target date options are as follows:

Target Retirement Income Fund Option	138,537,167	157,058,953
Target Retirement 2025 Fund Option	254,631,759	266,141,849
Target Retirement 2030 Fund Option	381,440,477	338,112,100
Target Retirement 2035 Fund Option	429,670,822	363,732,055
Target Retirement 2040 Fund Option	338,769,467	285,786,375
Target Retirement 2045 Fund Option	255,958,769	213,917,305
Target Retirement 2050 Fund Option	321,824,757	268,602,451
Target Retirement 2055 Fund Option	37,802,277	22,202,574
Target Retirement 2060 Fund Option	23,901,505	13,306,938
Target Retirement 2065 Fund Option	11,879,203	6,455,738

Vanguard Long Term Bond Index Fund Option - This option is a publicly traded mutual fund that seeks to match the performance of the Barclays Capital U.S. Long Government/Credit Float Adjusted Bond Index.	30,397,222	33,912,197

Fresenius Company Stock Fund Option - This option invests in Fresenius Medical Care AG company stock. This option was frozen as of June 15, 2015, except for reinvestment of dividends on such stock.	15,861,109	16,910,127

Self-Directed Brokerage Accounts - This investment option allows participants to establish a plan level brokerage account with Fidelity for the opportunity to invest in common stocks, mutual funds, corporate bonds and other investments.	78,318,569	59,295,880

Interest-Bearing Cash - This option automatically sweeps uninvested cash into a deposit account where it earns interest.	17,305,302	14,348,777

Total	$4,157,036,836	$3,766,363,457

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FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4. STABLE VALUE SEPARATE ACCOUNT

The Plan provides a stable value separate account option to participants, referred to as the “MassMutual Stable Value Separate Account” or Separate Account Guaranteed Investment Contract (“SAGIC”), consisting of an investment in an underlying guaranteed investment contract. This investment option is designed to provide a guaranteed rate of return with crediting interest rates that reset on a quarterly basis. The crediting interest rates were 3.70% and 3.79% at December 31, 2024 and 2023, respectively. The Plan has entered into a group annuity contract with Massachusetts Mutual Life Insurance Company (“MassMutual”), whereby deposits made by the Plan to the contract are maintained in an account separate from MassMutual’s general investment account thereby insulating the account from liability arising out of other business activities conducted by MassMutual. The separate account invests in a diversified portfolio of fixed income securities, including corporate, mortgage backed, and government and agency bonds and may include derivative instruments. At December 31, 2024, the contract value of the Plan’s investment in the contract was $980,609,332. At December 31, 2023, the contract value of the Plan’s investment in the contract was $969,588,557.

The stable value separate account is considered fully benefit-responsive whereby participants are permitted to make withdrawals at contract value for benefit payments, loans or transfers to other investment options.

If one of the following conditions was present it would limit the Plan’s ability to conduct transactions at contract value.

1)	Complete or partial termination of the Plan as notified by the Contractholder/Plan sponsor,

2)	Complete or partial termination of the SAGIC, as notified by the Contractholder/Plan sponsor,

3)	Determination by IRS that the Plan no longer meets Code Section 401(a),

4)	Breach of the SAGIC Contract by the Contractholder with inability to cure within 15 business days of breach.

5)	Market Value Event withdrawals, including but not limited to:

•	Plan’s establishment, activation or material change to a Plan investment fund; change in regulation that will have a material adverse financial effect on MassMutual in the context of the SAGIC Agreement,

•	Removal or transfer of a group of employees from the Plan due to layoff, merger, early retirement package, sale or discontinuance of all or any part of the Plan sponsor’s or Affiliated Employer’s business, etc.

•	Employer directed transfer of assets from the SAGIC to any other fund.

None of the above conditions were present as of December 31, 2024.

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FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.            STABLE VALUE SEPARATE ACCOUNT (continued)

The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are probable of occurring.

5.            FAIR VALUE MEASUREMENTS

Under U.S. GAAP, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy has been established under U.S. GAAP that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1	Observable inputs based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs for assets or liabilities, other than quoted prices included in Level 1, which are either directly or indirectly observable as of the measurement date. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs where there is little or no market activity for the assets or liabilities. These inputs reflect Plan management’s assumptions of the data market participants would use in pricing an asset or liability, based on the best information available in the circumstances.

13

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.            FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for Plan assets measured at fair value at December 31, 2024 and 2023.

Fresenius Medical Care AG shares - The Plan’s investment in American Depositary Receipts (ADRs) representing shares of Fresenius Medical Care AG (the parent company of the Plan sponsor), which trade on the New York Stock Exchange, is valued at the ADR’s closing price on the last business day of the Plan year.

Mutual Funds - Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of the shares held by the Plan at year end.

Self-Directed Brokerage Accounts - Included in the self-directed brokerage accounts account are primarily common stocks, mutual funds, and corporate bonds. Common stocks are valued at end of year using quoted prices on the market on which the individual securities are traded. Certain corporate bonds are valued at the closing price on the market on which the bonds are traded. Corporate bonds traded in the over-the-counter market are valued at the average of the last reported bid and asked prices.

Interest-bearing Cash – This investment is valued at historical cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.            FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024 and 2023:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Fund	$30,397,222	$-	$-	$30,397,222
Fresenius Medical
Care AG - Shares	15,861,109	-	-	15,861,109
Self-Directed Brokerage Accounts (a)	77,290,279	1,132,428	-	78,422,707
Interest-Bearing Cash	17,201,163	-	-	17,201,163
Total Investments at Fair value	$140,749,773	$1,132,428	$-	141,882,201
Total Investments at Net Asset Value*				3,034,545,303
Total Investments				$3,176,427,504

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual Fund	$33,912,197	$-	$-	$33,912,197
Fresenius Medical
Care AG & Co KGaA- Shares	16,910,127	-	-	16,910,127
Self-Directed Brokerage Accounts (a)	58,297,896	997,984	-	59,295,880
Interest-Bearing Cash	14,348,777	-	-	14,348,777
Total Investments at Fair value	$123,468,997	$997,984	$-	124,466,981
Total Investments at Net Asset Value*				2,672,307,919
Total Investments				$2,796,774,900

* In accordance with subtopic 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(a) - Investments in brokerage accounts of Plan participants choosing the “Self-Directed Brokerage Accounts” investment option. Such investments consist of a variety of classes of common stocks, mutual funds, corporate bonds and other investments as directed by Plan participants.

For the year ended December 31, 2024, there were no transfers among Levels 1, 2 or 3.

15

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table for December 31, 2024 and 2023 sets forth a summary of the Plan’s investments with a reported NAV.

				Other	Redemption
	Fair Value	Fair Value	Redemption	Redemption	Notice
Investments	December 31, 2024*	December 31, 2023*	Frequency	Restrictions	Period
Equity Index Fund	$1,550,604,658	$1,302,698,374	Daily	None	None

Russell 2000 Index Fund	290,846,641	264,415,254	Daily	None	None

Mid Capitalization Equity Index Fund	344,787,918	310,992,951	Daily	None	None

U.S. Debt Index Fund	253,874,802	245,207,884	Daily	None	None

Blackrock MSCI ACWI EX U.S. Index Fund	441,356,082	403,492,159	Daily	None	None

U.S. Treasury Inflation Protection Securities Fund	30,746,298	34,689,646	Daily	None	None

Emerging Markets Index Non-Lendable Fund	122,328,904	110,811,651	Daily	None	None

Total	$3,034,545,303	$2,672,307,919

* The fair value of the investments has been estimated using the net asset value of the investment as a practical expedient.

6.            NOTES RECEIVABLE FROM PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants’ account balances. The loans bear a reasonable rate of interest ranging from 4.25% to 10.75% per annum as of December 31, 2024, and 2023, and generally must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence. In addition, participants borrow from their vested account balance. Plan participants are a party in interest and these transactions are exempt from the prohibited transaction rules.

16

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.            RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

The Plan invests in collective investment funds offered and managed by BlackRock Institutional Trust Company N.A. (“BlackRock”). Blackrock is a custodian of certain of the Plan’s investments and, therefore, these transactions qualify as party in interest transactions. Blackrock charged the Plan investment management fees of $586,934 for the year ended December 31, 2024. As of December 31, 2023, $147,499 was payable to Blackrock.

Fidelity charged the plan recordkeeping fees of $1,192,775 for the year ended December 31, 2024, of which $604,723 and $147,499 was payable as of December 31, 2024 and 2023, respectively, and is included in accrued administrative expenses on the accompanying statements of net assets available for benefits. As of December 31, 2023, $3,038 was payable to Principal Trust Company for plan recordkeeping services.

The Plan holds ADRs representing shares of Fresenius Medical Care AG, the parent company of the Plan sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA but are exempt from the prohibited transaction rules.

8.            TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated April 30, 2015, determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code") and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the tax authorities; however, there are currently no audits for any tax periods in progress. In addition, there are no tax related interest or penalties for the periods presented in these financial statements.

17

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.            RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of collective investment funds, stable value separate account, mutual funds and shares of Fresenius Medical Care AG (see Note 3), the parent company of the Plan sponsor. Additionally, Plan participants can invest in a wide array of securities through a plan level self-directed brokerage account. Such investments are exposed to various risks, such as interest rate, market, and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.          DELINQUENT PARTICIPANT CONTRIBUTIONS

The Company remitted certain 2024 participant contributions and loan repayments of $29,124 to Fidelity later than as required by Department of Labor (DOL) Regulation 2510.3-102. The contributions and loan repayments, along with calculated lost earnings, were remitted to the affected participants' accounts during 2025.

11.          SUBSEQUENT EVENTS

The Company and the Plan have performed an evaluation of subsequent events through June 27, 2025 and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

18

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b)	(c)		(d)	(e)
	Identity of Issuer	Description		Cost	Current Value
	Collective Investment Funds -

*	BlackRock Institutional Trust Company N.A.:
	Equity Index Fund F	12,503,150	Units	**	$1,550,604,658
	Russell 200 Index Fund F	3,897,202	Units	**	290,846,641
	Mid Capitalization Equity Index Fund F	2,120,352	Units	**	344,787,918
	US Debt Index Fund F	7,594,652	Units	**	253,874,802
	MSCI ACWI ex - U.S. Index Fund F	12,575,107	Units	**	441,356,082
	U.S. Treasury Inflation Protected Securities Fund F	1,259,329	Units	**	30,746,298
	Emerging Markets Index Non-Lendable Fund F	9,090,490	Units	**	122,328,904
					3,034,545,303

*	Fresenius Medical Care AG & Co. KGaA	700,579	Shares (ADRs)	**	15,861,109

	Mutual Fund -
	Vanguard Long-Term Bond Index Fund	444,209	Shares	**	30,397,222

	Interest-Bearing Cash	17,201,163	Units		17,201,163

	MassMutual Stable Value Separate Account	Group annuity contract		**	980,609,332

	Brokerage Link	Brokerage accounts		**	78,422,707

*	Notes Receivable from Participants	Interest range of 4.25 - 10.75%		-	132,219,515

	Total				$4,289,256,351

*	-	denotes a party-in-interest as defined by ERISA
**	-	participant directed

SEE INDEPENDENT AUDITOR'S REPORT

19

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4a -

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the Year Ended December 31, 2024

			Total that Constitute Nonexempt Prohibited Transactions
Plan Year	Participant Contributions Transferred Late to Plan		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2024	$29,124	*	$29,124	$-	$-	$-

* Indicates late participant loan repayments are included

20

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America 401(k) Savings Plan

Date	June 27, 2025	By:	/s/ Katie Knowlton
Katie Knowlton
Member of the Administrative Committee

21

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Internal Page No.	Sequential Page No.
23.1	Consent of WithumSmith+Brown, PC	23	26

22